UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 18, 2016

Commission File Number: 333-173626

UCI Holdings Limited

(Translation of registrant’s name into English)

UCI Holdings Limited

Level Nine

148 Quay Street

Auckland 1140 New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On March 18, 2016, UCI Holdings Limited issued a press release relating to a forbearance agreement with holders of certain of its 8.625% senior unsecured notes.

A copy of the press release is furnished as Exhibit 99.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release issued by UCI Holdings Limited on March 18, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCI Holdings Limited
(Registrant)

Date: March 18, 2016	By:	/s/ Joseph E. Doyle
	Name:	Joseph E. Doyle
	Title:	Group Legal Counsel